Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name

INVESTMENT MANAGEMENT

voyainvestments.com

Filed by Voya Strategic Allocation Portfolios, Inc. (SEC File Nos.: 033-88334; 811-08934) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

April 30, 2024

Voya Investment Management

Client Talking Points

Voya Strategic Allocation Moderate Portfolio

Voya Investment Management has announced the following changes:

Reorganization	July 12, 2024	Voya Strategic Allocation	Voya Solution Balanced
		Moderate Portfolio	Portfolio

The Boards of Directors (each a "Board" and together, the "Boards") of Voya Strategic Allocation Moderate Portfolio ("Strategic Allocation Moderate Portfolio") and Voya Solution Balanced Portfolio ("Solution Balanced Portfolio") approved an Agreement and Plan of Reorganization ("Merger" or "Reorganization"). The approval of shareholders of Strategic Allocation Moderate Portfolio is required before the Merger may take place.

What is happening?

oOn January 10, 2024, the Boards approved a proposal to merge Strategic Allocation Moderate

Portfolio into Solution Balanced Portfolio.

oShareholders of Strategic Allocation Moderate will be sent a combined proxy statement and prospectus on or about May 2, 2024.

oA shareholder meeting will be held on or about June 27, 2024.

oIf the Merger is approved by shareholders, shareholders of Strategic Allocation Moderate Portfolio will become shareholders of Solution Balanced Portfolio as of the close of business on or about

July 12, 2024.

oVoya Investment Management Co. LLC serves as the sub-adviser to both Strategic Allocation Moderate Portfolio and Solution Balanced Portfolio.

oA prospectus supplement was filed on or about January 19, 2024 to notify shareholders of the changes.

Client Talking Points

Why is the Merger proposed?

Voya Investments, LLC (the "Investment Adviser") proposed the Merger primarily to:

o Eliminate redundant active target-risk strategies; o Enhance operational efficiencies;

o Reduce the complexity of the Voya funds platform by streamlining its target-risk fund-of-funds suites; and

o In the view of the Investment Adviser, provide a potential benefit to Strategic Allocation Moderate Portfolio shareholders from a suite of products better poised to achieve and maintain scale over the long term.

 How do the Investment Objectives compare?

	Strategic Allocation Moderate Portfolio	Solution Balanced Portfolio
Investment	The Portfolio seeks to provide total return	The Portfolio seeks to provide capital growth
(i.e., income and capital appreciation, both
Objective	realized and unrealized).	through a diversified asset allocation strategy.

 What is the experience of the Voya Investment Management Co. LLC Team?

Voya Solution Balanced Portfolio is managed by the Voya Investment Management Co. LLC ("Voya IM") team of Lanyon Blair and Barbara Reinhard.

Lanyon Blair, CFA, CAIA

Portfolio Manager

Lanyon Blair, CFA, CAIA, Portfolio Manager, joined Voya IM in 2015 and is Head of Manager Research and Selection for Multi-Asset Strategies and Solutions ("MASS"). He is responsible for manager research and selection activities across all asset classes for the MASS group's multi- manager products. Prior to joining Voya IM, Mr. Blair was an analyst at Wells Fargo, focusing on research and due diligence of equity, real estate, and multi-asset managers. Prior to that, he was an analyst with Fidelity Investments, covering equity and real estate managers. Mr. Blair began his career as a consultant with FactSet Research Systems where he worked closely with equity, fixed income, and real estate research teams.

Barbara Reinhard, CFA

Portfolio Manager

Barbara Reinhard, CFA, Portfolio Manager, joined Voya IM in 2016 and is the head of asset allocation for Multi-Asset Strategies and Solutions ("MASS"). She is responsible for strategic and tactical asset allocation decisions for the MASS team's multi-asset strategies. Prior to joining Voya IM, Ms. Reinhard was the chief investment officer for Credit Suisse Private Bank in the Americas (2011-2016) where she managed discretionary multi-asset portfolios, was a member of the global asset allocation committee, and the pension investment committee. Prior to that, she spent 20 years at Morgan Stanley.

Client Talking Points

How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Solution Balanced Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2023. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. If these fees or expenses were included in the table, the Portfolios' expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

1.Total Annual Portfolio Operating Expenses shown may be higher than the Portfolio's ratio of expenses to average net assets shown in the Financial Highlights, which reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

2.The Investment Adviser is contractually obligated to limit expenses to 0.75% and 1.00% for Class I and Class S shares, respectively, through May 1, 2026. The limitation does not extend to interest, taxes, interest-related costs, leverage expenses, and extraordinary expenses. Termination or modification of this obligation requires approval by the Board.

3.The Investment Adviser is contractually obligated to limit expenses to 0.80% and 1.05% for Class I and Class S shares, respectively, through May 1, 2026. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses and extraordinary expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Board.

4.The Investment Adviser would contractually be obligated to limit expenses to 0.75% and 1.00% for Class I and Class S shares, respectively, through May 1, 2026. The limitation would not extend to interest, taxes, investment-related costs, leverage expenses and extraordinary expenses. This limitation would be subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment would be limited to the lesser of the amounts that would be recoupable under:

(i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Termination or modification of this obligation would require approval by the Board.

Calendar Year Total Returns Class S
(as of December 31 of each year)

6.50%
-0.88%
6.32%
14.29%
-6.31%
18.94%
12.46%
13.55%
-18.34%
15.78%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Best quarter: 2nd 2020, 14.38% and Worst quarter: 1st 2020, -16.18%

VOYA™
INVESTMENT MANAGEMENT
voyainvestments.com

Client Talking Points

How does Voya Strategic Allocation Moderate Portfolio's performance compare to Voya Solution Balanced Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in the Portfolios' performance from year to year, and the table compares each Portfolio's performance to the performance of a broad-based securities market index/indices with investment characteristics similar to those of the Portfolios for the same period. The Portfolios' performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of the Portfolios' Class S shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses.

Performance shown in the bar chart and in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolios' performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. The Portfolios' past performance is no guarantee of future results.

Voya Strategic Allocation Moderate Portfolio - Calendar Year Total Returns (as of December 31 of each year)

Client Talking Points

Average Annual Total Returns %

(for periods ended December 31, 2023)

Strategic Allocation Moderate Portfolio - Calendar Year Total Returns

Voya Solution Balanced Portfolio - Calendar Year Total Returns (as of December 31 of each year)

Client Talking Points

Average Annual Total Returns %

(for periods ended December 31, 2023)

Voya Solution Balanced Portfolio - Calendar Year Total Returns

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolios will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies representing approximately 98% of the investable U.S. equity market.

The S&P Target Risk® Growth Index is designed to measure the performance of equity allocations, while seeking to provide limited fixed income exposure to diversify risk.

Tax Considerations

The Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither Strategic Allocation Moderate Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor Solution Balanced Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Closing Date, Strategic Allocation Moderate Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for U.S. federal income tax purposes from this cash distribution.

Client Talking Points

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding Solution Balanced Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya Strategic Allocation Moderate Portfolio with and into Voya Solution Balanced Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This "Client Talking Points" is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC's website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

Contents of this communication may contain information regarding past performance, market opinions, competitor data, projections, forecasts and other forward-looking statements that cannot be shared with clients, prospective clients or current investors of Voya investment products. The information presented has been obtained from sources Voya Investment Management ("Voya IM") deems to be reliable, however, this data is subject to unintentional errors, omissions and changes prior to distribution without notice. This information is provided to Voya IM employees for internal or educational use only and cannot be used as sales or marketing material, nor can it be distributed outside of the firm. Please only use compliance- approved marketing materials with clients and prospects. These materials contain compliant sales language, appropriate risk disclosures and other relevant disclaimers that provides a sound basis for evaluating our investment products and services. This information cannot be reproduced in whole or in part in any manner without the prior permission of a Voya IM Compliance Officer.

Your clients should consider the investment objectives, risks, charges and expenses of Voya Solution Balanced Portfolio carefully before investing. For a free copy of the Voya Solution Balanced Portfolio prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.